

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

<u>Via E-mail</u>
Vernon G. Baker, II
Senior Vice President and General Counsel
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

      Re: Meritor, Inc.
               Form 10-K for Fiscal Year Ended September 30, 2012
               Filed November 21, 2012
               Amendment No. 1 to Form 10-K for Fiscal Year Ended September 30, 2012
               Filed May 3, 2013
               File No. 1-1 5983

Dear Mr. Baker:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

   <u>General</u>

1.   You refer on page 23 of your 10-K, page 56 of your amended 10-K and elsewhere in the 10-K to operations and related parties in Africa, Latin America and the Middle East, regions that include Sudan, Cuba and Syria. Sudan, Cuba and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. In this regard, we note the disclosure on page 7 of the 10-K that sales to AB Volvo and Daimler AG represented approximately 22% and 15% of your sales in fiscal year 2012. Two 2011 articles, respectively, note Volvo dealers in countries including Cuba and discuss a report

stating that Volvo's Renault Trucks was exporting trucks and commercial vehicle parts for assembly in Sudan. An October 2012 article indicates that Daimler may licenses the manufacture of commercial vehicles in Iran for export to countries including Syria and Sudan. Your response should describe any products, technology or services you have provided into Sudan, Cuba or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan, Cuba and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Cuba and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance

       Barbara Novak
       Vice President and Corporate Secretary
       Meritor, Inc.